

Save Aviragen Therapeutics

VOTE AGAINST THE MERGER WITH VAXART

January 2018

East Hill Management &
Digirad Corporation

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THIS PRESENTATION IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY INTERESTS IN A FUND OR INVESTMENT VEHICLE MANAGED BY EAST HILL MANAGEMENT COMPANY, LLC (AND AFFILIATED ENTITIES), DIGIRAD CORPORATION AND THOMAS M. CLAY (COLLECTIVELY WITH CERTAIN OTHER PARTICIPANTS IN THE SOLICITATION, THE "GROUP") AND IS BEING PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE GROUP, AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO AVIRAGEN THERAPEUTICS, INC. (THE "ISSUER"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

THE GROUP HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. NO AGREEMENT, ARRANGEMENT, COMMITMENT OR UNDERSTANDING EXISTS OR SHALL BE DEEMED TO EXIST BETWEEN OR AMONG THE GROUP AND ANY THIRD PARTY OR PARTIES BY VIRTUE OF FURNISHING THIS PRESENTATION.
EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

THE GROUP SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH THE GROUP BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY.

THE GROUP RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. THE GROUP DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.



What Is Wrong with Aviragen – Vaxart Merger?

- Rejection of Cash Offer
- Management/Board/Advisor have incentives to close the merger
- Vaxart is a financially weak merger partner
- Stifel's valuation analysis is both incorrect and shallow
- Vaxart's drug candidates are extremely expensive and risky to develop
- Vaxart's recent decision to move production in-house adds risk
- Synergy is neither described nor quantified
- Majority ownership and control given to Vaxart investors
- Price crash suggests strong disapproval from shareholders
- Management team of Vaxart lacks strong track record

Who We Are

The Concerned Aviragen Shareholders Group (CAS Group)

Digirad Corporation, East Hill Management Company, LLC, and Thomas M. Clay and certain other participants in this solicitation (the "Concerned Aviragen Shareholders Group", the "CAS Group", "we", or "us"), are significant stockholders of Aviragen Therapeutics, Inc. ("Aviragen", "AVIR", or the "Company"), and collectively beneficially own approximately 8.3% of the outstanding shares of common stock of Aviragen.

We believe that the proposed merger with Vaxart, Inc. ("Vaxart") (the "Merger") is not in the best interest of the Company or its stockholders.

We are soliciting your proxy to vote against the Merger at the Special Meeting of stockholders scheduled for February 6, 2018 at the Company's principal executive offices (the "Special Meeting").

Rejection of Cash Offer

We believe the current Board of Directors of Aviragen (the "Board") rejected a nonbinding offer from a "Party F" to acquire Aviragen for $0.84 cash and contingent value rights payable on approval of any Aviragen program by the FDA.

✗ **Standstill**: The Board refused to negotiate with "Party F" unless it agreed to a standstill provision which would prevent it from making a tender offer directly to stockholders.

✗ **Poison Pill**: Since "Party F" notified that it intended to make the offer directly to stockholders if its offer was not accepted, the transactions committee authorized the Board to commence preparation of a shareholder rights plan.

✗ **Outrageous "break-up fees"**: The Aviragen Board agreed to pay a whopping $1.95 million i.e. 5.7% of the outstanding cash balance as of September 30, 2017, if Aviragen terminated its merger agreement with Vaxart and entered into a merger agreement with another company. This is detrimental to Aviragen shareholders and also to potential suitors including "Party F".

Instead of seeking shareholder's view, Board simply refused to engage with "Party F"

Reason 2.

We Believe Senior Management & Stifel are Highly Incentivized to Close the Deal

#1 As per their employment agreements, the CEO and CFO would receive $1,077,196 and $556,439 respectively if the Merger was consummated.

Certain Aviragen and Vaxart executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Certain officers and directors of Aviragen and Vaxart participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as directors, in the case of Aviragen, or directors and officers, in the case of Vaxart, of the combined company, severance and retention benefits, the acceleration of stock options and continued indemnification.

For example, Joseph M. Patti, Ph.D., Aviragen's President and Chief Executive Officer, is expected to cease to serve as President and Chief Executive Officer, at which point Mr. Patti's employment with Aviragen will end. Consistent with the terms of Dr. Patti's existing employment agreement, upon the termination of Dr. Patti's employment, assuming such termination occurs on , 2018, and in accordance with Dr. Patti's employment agreement, Dr. Patti is expected to receive an aggregate of approximately $1,077,196 in cash severance benefits.

In addition, Mark P. Colonnese, Aviragen's Executive Vice President and Chief Financial Officer, is expected to cease to serve as Executive Vice President and Chief Financial Officer upon the closing of the merger, at which point Mr. Colonnese's employment with Aviragen will end. Consistent with the terms of Mr. Colonnese's existing employment agreement, upon the termination of Mr. Colonnese's employment, assuming such termination occurs on , 2018, and in accordance with Mr. Colonnese's employment agreement, Mr. Colonnese is expected to receive an aggregate of approximately $556,439 in cash severance benefits.

#2 As per its engagement agreement, the Company's financial advisor, Stifel, Nicolaus & Company, Inc. (the "Financial Advisor" or "Stifel") would receive an additional "$750,000" upon closing of the Merger.

Stifel is acting as financial advisor to Aviragen in connection with the merger. Aviragen agreed to pay Stifel a fee of $1,250,000 for its services, $500,000 of which became payable upon the delivery of Stifel's Opinion, and the remaining portion of which is contingent upon the closing of the merger. In addition, Aviragen has agreed to reimburse Stifel for its expenses incurred in connection with Stifel's engagement and to indemnify Stifel and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates, against specified liabilities. In the ordinary course

#3 Vaxart benefits at the expense of Aviragen.

In reaching its unanimous decision to approve the Merger Agreement and the related transactions, the Vaxart board of directors considered a number of factors, including, among others, the following:

- the potential increased access to sources of capital than it could otherwise obtain if it continued to operate as a privately held company;
- the potential to provide its current stockholders with greater liquidity by owning stock in a public company;
- the Vaxart board of director's belief that no alternatives to the merger were reasonably likely to create greater value for the Vaxart stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Vaxart board of directors;
- the cash resources of the combined company expected to be available at the closing of the merger; and
- the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Vaxart stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Vaxart common stock for Aviragen common stock pursuant to the merger.

An important question which fellow Aviragen shareholders should ask: What do we get?

Source: Aviragen's proxy statement/prospectus/information statement on form S-4 filed with the SEC on December 12, 2017, as amended (the "Aviragen Merger Proxy Statement").

We Believe Vaxart is a Financially Weak Merger Partner

▪ **Vaxart faces going concern issue:** Vaxart's auditor has expressed substantial doubt about Vaxart's ability to continue as a going concern due to net capital deficiency and recurring losses from operations.

▪ **At current burn rate, Vaxart will run out of cash by mid-2018:** In the nine months ended September 30, 2017, Vaxart reported a net loss of $8.507 million and cash used in operating activities of $7.791 million, which implies a cash burn rate of approximately $866,000 per month. Given Vaxart's September 30, 2017 cash balance of $5.3 million, if the same cash burn continues, the company will run out of cash within the next 6 months. On the conference call held to announce the transaction, Vaxart management said that the company had a cash-runway "low into 2018, but it's clear we needed a financial injection and this is the one – the best option that we saw was out there."[1]

▪ **Vaxart burdened by huge debt**:   In contrast to the debt-free capital structure of Aviragen, on September 30, 2017 Vaxart had $1.1 million of short-term and $38.5 million of long-term debt. We interpret the Aviragen Merger Proxy Statement to say that since at least December 2014 Vaxart has raised debt rather than equity capital to fund its lossmaking early-stage programs, which suggests to us an inability to raise equity capital on acceptable terms. Vaxart may use Aviragen's $34.1 million cash and short-term investments as of September 30, 2017 to repay Vaxart's $5 million secured debt, which Vaxart itself does not have the cash to repay.

▪ **Material weakness:** Vaxart's independent auditors identified a material weakness in its internal control over financial reporting during the years 2015 and 2016.

Vaxart's independent auditor has expressed doubt about Vaxart's ability to continue as a going concern.
Based on its cash balances, recurring losses since inception and existing capital resources to fund planned operations for the next twelve months, Vaxart's independent auditor has included an explanatory paragraph in its report on Vaxart's financial statements as of and for the year ending December 31, 2016 expressing substantial doubt about Vaxart's ability to continue as a going concern. If the merger is not consummated Vaxart will, during 2018, require significant additional funding to continue operations. If Vaxart is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.[2]



Vaxart: Long term debt

Cash-strapped Vaxart is looking to raise "easy and low cost capital" through a reverse merger takeover of Aviragen

1. See Transcript from joint conference call between Aviragen and Vaxart and investors on October 30, 2017, filed with a Current Report on Form 8-K with the SEC on October 31, 2017 (the "Aviragen Conference Call");
2. 2. See page 47 of the Aviragen Merger Proxy Statement.

Consent of Independent Auditors

The Board of Directors
Vaxart, Inc.:

We consent to the use of our report dated August 4, 2017, with respect to the consolidated balance sheets of Vaxart, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for the years then ended and related notes to the financial statements, included herein and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus/information statement.

Our report referred to above contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Francisco, California
December 11, 2017

Source: Exhibit 23.2 to the Aviragen Merger Proxy Statement.

We believe the valuation analysis by Aviragen's Financial Advisor is flawed

Problems in Comparable Publicly Traded Companies Picked by the Company's Financial Advisor

Vaxart's value was inflated as a result of including companies with advanced clinical programs, especially for cancer

▪ Even though Vaxart's clinical-stage programs are limited to norovirus (Phase 1) and pandemic influenza (Phase 2), Stifel compared Vaxart to companies with advanced (Phase 2 or later) clinical programs targeting cancer.

▪ If one simply excludes from Stifel's analysis three companies with advanced cancer programs (Bavarian Nordic, Inovio Pharmaceuticals, and Agenus), the median and mean enterprise values of the "comparable publicly traded companies" drop significantly.

▪We also consider Novavax and VBI Vaccines to be poor comparisons, since they possess approved products or clinical programs in Phase 3 of development.

▪ None of the "comparable companies" of Aviragen trades over $150 million; whereas, Vaxart's 5 out of 9 comparable companies have market cap of over $200 million. In fact, the highest market cap of one comparable company is $1.2 billion. We believe that the mathematical valuation of Vaxart was influenced by including a few "outliers".

Vaxart comps: Cherry-picked by Stifel

Name	M. Cap($, mm)
Bavarian Nordic	1,190
Novavax, Inc.	571
Inovio Pharmaceuticals Inc	391
Agenus Inc	339
VBI Vaccines, Inc.	278
BiondVax Pharmaceuticals	39
Altimmune Inc	29
Genocea Biosciences Inc	24
Vical Incorporated	23
Heat Biologics Inc	14
Average	**290**

 Focuses on Cancer rather than infectious disease vaccines

Aviragen comps: Picked by Stifel

Name	M. Cap($, mm)
Cidara Therapeutics Inc	145
Matinas BioPharma Holdings Inc	111
Eiger Biopharmaceuticals Inc	94
ContraFect Corp	82
Synthetic Biologics Inc	64
SCYNEXIS Inc	53
ContraVir Pharmaceuticals Inc	25
Vical Incorporated	23
Ampliphi Biosciences Corp	10
Average	**67**

We believe the valuation analysis by Aviragen's Financial Advisor is flawed (cont'd.)

- Vaxart is nothing like the comparable companies selected by Stifel. It has one infectious disease program in Phase 2 and one infectious disease program in Phase 1. Stifel compared Vaxart to companies with multiple products in Phase 2, Phase 3, or even approved! Stifel even compared Vaxart to companies with programs in immune-oncology, one of the hottest parts of the biotech market today. No one can say with a straight face that Vaxart is an immune-oncology company, but that's what Stifel's valuation assumes.

- Vaxart does not even intend to invest its own capital in the Phase 2 influenza program, so it effectively has only one ongoing clinical program. Neither program can be commercialized in their current form: both clinical programs tested monovalent vaccine candidates, whereas commercial products will need to be bivalent or quadrivalent. So Vaxart currently has no potentially commercializable drug candidates in the clinic.

We believe the valuation analysis by Aviragen's Financial Advisor is flawed (cont'd.)

Problems in Selected Precedent Transactions Companies Picked by the Company's Financial Advisor

- **Favouritism:**

- We noticed that Stifel's criteria for picking "precedent transactions" are very restrictive for Aviragen, whereas they are significantly less restrictive for Vaxart.

- For example, for Aviragen, Stifel excluded companies (a) focusing on oncology and (b) with products more advanced than Phase 2, but those criteria are relaxed for Vaxart.

- While picking precedent transactions for Vaxart, Stifel included companies with approved products, such as Protein Sciences, even though none of Vaxart's drug candidates has advanced beyond Phase 2 clinical development.

- **Control premium**
For all the precedent vaccine companies chosen by Stifel, the price paid by the acquirer includes a "control premium". We believe that this valuation principle is highly inappropriate to this Merger, since Vaxart is effectively gaining control of Aviragen through ownership and Board & management control.

We believe Stifel's DCF valuation is utterly misleading

- One of the few numbers disclosed in the DCF valuation of Aviragen is a weighted average cost of capital (WACC) of 14-16%. We believe these are absurdly high discount rates for a company with liquid assets worth a large percentage of its market capitalization and material royalty income. Aviragen's ongoing clinical program is in Phase 2.

- One of the few numbers disclosed in the DCF valuation of Vaxart is a WACC of 13.5-15.5%. Vaxart has little-to-no cash and earlier-stage clinical programs than Aviragen[1]. We consider it utterly nonsensical for such a company to be valued at a lower discount rate than a company whose value depends in large part on its cash and royalty income.

Problematic Assumptions in DCF valuation Performed by the Company's Financial Advisor

---

Notes: 1. Vaxart has announced it will not internally develop its Phase 2 influenza program, leaving it with one ongoing clinical program for norovirus in Phase 1.

Reason 4.

We believe the valuation analysis by Aviragen's Financial Advisor is flawed (cont'd.)

Problems in **liquidation and status quo valuations** Prepared by the Company's Financial Advisor

The liquidation and status quo valuations presented in the Aviragen Merger Proxy Statement are unrealistic, inconsistent, and understated leading to overstate and embellish the attractiveness of the Vaxart Merger.

AVIR estimates a liquidation value of $22.4m ($0.58 per share) and a status quo value of $25m ($0.65) per share.

- **Including cost but excluding value:** Although few assumptions behind these calculations are given, it appears that Aviragen's liquidation analysis assumes that $10 million will be paid to shareholders of Anaconda Pharma. In fact, we believe the $10 million contingent payment to Anaconda shareholders is only payable if the BTA074 condyloma program meets positive targets in its ongoing Phase 2 trial. If the positive targets are met and the $10 million payment must be made, it is logical to us that the value of the program will certainly be greater than $10 million, but the analysis seems to give this successful program no value. In other words, Aviragen's analysis appears to include the costs but exclude the value. This single assumption produces a swing in value of $0.26 per share. Moreover, the $10m payment to Anaconda shareholders can be made in shares, rather than cash, at Aviragen's election.

- **Milestone payment ignored**: It is apparent from "Party E"'s offer to AVIR on July 28, 2017 that Aviragen may in the future receive milestone payments related to Inavir, although such milestone payments are not mentioned in Aviragen's calculations of liquidation or status quo value.

- **Reduced cost structure of Aviragen is ignored**: Given the dramatically reduced scope of the Company's activities, we believe a prudent Board would reduce ongoing management and Board costs in either a liquidation or status quo scenario, while preserving spending to support the value of BTA074. This appears to be ignored in the calculation.

Rejection of Party F's offer: On September 26, 2017, Aviragen's Board determined that Party F's offer of $0.81 cash for all Aviragen shares "was not ascribing sufficient value to Aviragen and that its offer accordingly was inaccurate."[1] Aviragen's Board likewise rejected an offer of $0.84 cash plus contingent value rights related to BTA074. We have difficulty reconciling the Board's valuation of Aviragen in their September / October communication with Party F with the valuation they communicated to shareholders in the Aviragen Merger Proxy Statement's liquidation and status quo scenarios.

1. See the Aviragen Merger Proxy Statement.

We believe the valuation analysis by Aviragen's Financial Advisor is flawed (cont'd.)

▪ **Negotiated value with Vaxart**: Aviragen negotiated a $60 million value ($1.55 per share) in its merger agreement with Vaxart. We believe that much of that value was derived from easily-valued financial assets and royalty streams. We believe this was acknowledged by Vaxart's management referring to the Merger as a "financial injection" for Vaxart on the Aviragen Conference Call held to announce the Merger. If Aviragen's ongoing business was worth $60 million to Vaxart, why should it be worth so much less to its own shareholders?

▪ **Value of BTA074**: Aviragen agreed to acquire Anaconda Pharma in February 2015 for 3.5 million shares (then worth approximately $9m) and $8m cash, with up to $30m in contingent payments and a royalty. If CEO Joe Patti and the Aviragen Board believed that BTA074 was worth at least $17 million upfront, plus $30m in contingent payments, plus a royalty, before the current Phase 2 trial was complete, we believe the value of BTA074 after successful clinical proof of concept should be materially greater.

We believe the implied value assigned to Vaxart by the stock market is vastly lower than that proposed by Stifel and Aviragen management. Aviragen's market capitalization of $22 million before we publicized our opposition to the Merger suggests to us that the combined company would be worth $55 million (since 40% of $55 million is $22 million). The combined company will have $30 million cash according to the conference call held to announce the Merger, so we believe that the market is valuing the assets of the combined company (including BTA074) at $25m. This is utterly unlike the Stifel valuations but compatible with the <$45m valuation of Vaxart we calculate from the strike price of warrants granted to Vaxart's secured lender in December 2016.

We Believe Development of Vaxart's drug candidates will be risky, time-consuming, and expensive

▪ **Novel adjuvants require enormously long, expensive trials**: Novel adjuvants demand extensive study since vaccines are typically administered to healthy populations (infants, children, and the elderly), rather than to people with disease. As the Aviragen Merger Proxy Statement discloses, clinical development of such novel adjuvants has required extensive studies with "long-term monitoring of safety in large general populations that has at times exceeded 10,000 subjects. This contrasts with the few thousand subjects typically necessary for approval of novel therapeutics.

▪ **Few successful approvals of novel adjuvants**: We believe the historic record suggests very high barriers and uncertain timelines for approval of novel vaccine adjuvants. The Aviragen Merger Proxy Statement discloses that "[t]o date, the FDA and other major regulatory agencies have only approved vaccines containing five adjuvants." We are skeptical that Vaxart's novel adjuvant will be the sixth.

▪ **Significant formulation change**: The Aviragen Merger Proxy Statement states that in order for Vaxart's seasonal influenza vaccine candidate to be commercially successful, the dose for each vaccine strain should be a single tablet, resulting in a vaccination regime of no more than four tablets. But in Vaxart's H1N1 influenza Phase 2 trial, the subjects were required to take 7 tablets. We believe that increasing the potency of the vaccine tablets without affecting the stability profile of the vaccine is a significant challenge.

Compared to most novel therapeutics, we believe the hurdles are higher for vaccines containing novel adjuvants. Since enormous trials will be required, we fear that the cost of developing Vaxart's drug candidates could be prohibitively expensive.

The Aviragen Merger Proxy Statement is silent about the estimated clinical development costs for the Vaxart programs.

We Believe Vaxart's recent decision to move production in-house adds immediate execution risk

Terminating relationship with Lonza

Based on our review of the Aviragen Merger Proxy Statement, Vaxart has been primarily working with Lonza, a major contract manufacturing organisation (CMO), for the manufacture, labelling, packaging, storage, and distribution of vaccine tablets to supply the clinical Phase 1 and Phase 2 trials it has conducted to date. From the beginning of 2018, Vaxart intends to manufacture clinical trial materials at its own manufacturing facility in San Francisco, California. This is a notable risk and uncertainty.

Manufacturing facility worth $0.7 million:

- Lonza is a world-leading CMO with revenue exceeding $4.1 billion. Can cash-strapped Vaxart maintain manufacturing facilities that match Lonza's?

- Vaxart's carrying value of the "Laboratory Equipment, Office and computer equipment and Leasehold improvements" is a only $0.77 million as of September 30, 2017. Does that reflect a manufacturing capability that matches Lonza's?

- Vaxart spent $76,000 towards purchase of property and equipment in the nine months ending September 30, 2017. Has Vaxart really been preparing to take manufacturing in-house?

Operational work could distract core development efforts:

- Small biotech companies typically rely on established CMOs to meet complex regulatory requirements that are outside a biotech company's core competencies.

- It is very risky for a small biotech company to take on responsibility for meeting the requirements of current Good Manufacturing Practices, which can involve the hiring and training of internal expertise, maintenance of buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labelling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products.

- This transition for Vaxart adds complexities to the ordinary clinical development role of a small biotech and could significantly distract management from their core responsibilities.

- We see no explanation for this change to in-house manufacturing, so we believe that it is unrealistic for a small company like Vaxart and hard to reconcile with Vaxart's business strategy.

The Aviragen Merger Proxy Statement is silent about the estimated clinical development costs for the Vaxart programs.

Synergy: Neither Described nor Quantified

▪ Although the Aviragen Merger Proxy Statement noted that Aviragen shareholders would benefit from "operational synergies" between Aviragen and Vaxart, management has neither described the nature of the synergies nor made any attempt to quantify them.

▪ Vaccines are an entirely new business for Aviragen, its staff, and its shareholders.

▪ In our opinion, management has failed to lay out concrete plans to achieve synergy.

The Aviragen Merger Proxy Filing is silent about the estimated clinical development costs for the Vaxart programs.

Changes in Corporate Governance

▪Significant control

Following the closing of the merger, executive officers and directors of the combined company are expected to beneficially control approximately 51.2% of the outstanding shares of the combined company common stock.

▪Board and management control

Vaxart-appointed Board members will control the Board of the combined company and the management team of the combined company consists primarily of Vaxart management.

We believe, Vaxart's investors get to raise >$30 million of cash, go public, and retain control.

Vaxart's shareholders, management, and directors will control the Company post-Merger. Investors didn't sign up for this when they originally bought shares of Aviragen.

We Believe Price movement indicates that shareholders disapprove of the proposed merger deals and support CAS group's agenda

▪**Market has a negative view of the proposed Merger:** Aviragen's share price dropped 18% upon announcement of the proposed Merger and dropped by over 36% within 10 trading days.

▪Interestingly and encouragingly, Aviragen's share price gained 25% within 10 trading days after the filing of SC 13D by Digirad and East Hill Management Company, LLC (CAS Group) opposing the proposed Merger.



36% crash within 10 trading day after announcement of Merger



25% increase within 10 trading day after announcement of our involvement

We are encouraged by the significant stock price increase after our involvement.

Reason 10.

We Believe Management team of Vaxart is not credible or proven

Trinity Biosystems, Inc., a biopharmaceutical company, was led by the current CEO of Vaxart, Dr. Latour (2005-2009) and the CFO of Vaxart, Mr. Harland (2008-2010). As per public documents, the company's secured creditor forced the company to close its laboratory facility by liquidating the assets through online auction firm, Heritage Global Partners.

Latour and Harland are expected to head the company, post-merger. Is this the team Aviragen shareholders want to hire to manage their investment and invest their cash?

Auction Tools

- View Sale Catalog
- View Auction Gallery
- View Auction Brochure
- View Logistics & Shipping Info
- Rigger checkout procedure
- View Letter of Guarantee
- View Proxy Bid Form
- View Agent Release Form
- View State Sales Tax Forms
- View Terms and Conditions

Global Online Auction|Trinity Biosystems

TRINITY BIOSYSTEMS



Starting: May 26, 2010 - 2:00 pm PDT
Ending: May 27, 2010 - 5:00 pm PDT
On Behalf Of: Heritage Global Partners
Location: 1490 O'Brien Drive Suite A, Menlo Park, CA, 94025

Public Preview Times:

On Site Preview of the facility will be held on May 25, 2010, from 9:00am to 5:00pm.

Key Assets:

Complete closure of a Biotech Research and Development Facility, including:

Applied Biosystems 4000 Q Trap LC/MC/MS System. QTY 1





Vaxart's CEO and CFO do not have a proven track record.

THE CAS GROUP URGES YOU TO VOTE THE <u>BLUE</u> PROXY CARD

(1) "AGAINST" THE STOCK ISSUANCE PROPOSAL,
(2) "AGAINST" THE REVERSE STOCK SPLIT PROPOSAL,
(3) "AGAINST" THE EXECUTIVE MERGER COMPENSATION PROPOSAL,
(4) "ONCE EVERY YEAR" WITH RESPECT TO THE SAY-ON-PAY FREQUENCY PROPOSAL AND
(5) "AGAINST" THE ADJOURNMENT PROPOSAL.

Contact Information



InvestorCom, Inc.

John G. Grau

65 Locust Avenue, Suite 302

New Canaan, CT 06840

Shareholders call toll free at (877) 972-0090

Banks and Brokers may call collect at (203) 972-9300